Final Final
--------------------------------------------------------------------------------
                                                    Filed by Clarent Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                    and deemed filed pursuant to
                                                              Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                            Subject Company:  ACT Networks, Inc.

                                                     Commission File No. 0-25740
--------------------------------------------------------------------------------

SAFE HARBOR LANGUAGE  [JASON]
-----------------------------
Thank you operator and good morning everyone. This is Jason Golz at Morgen-Walke Associates, Investor Relations counsel for Clarent.

Early this morning, Clarent announced that it has signed a definitive agreement to purchase ACT Networks, contingent upon approval by ACT Networks' shareholders. If you have not received your fax copy of the release, please contact Clarent Corporation, at (650) 481-1743, and we will fax you one immediately.

Please note that today's call is copyrighted material of Clarent, and cannot be rebroadcast without the Company's express written consent.

     Before we get started, I'd like to remind you that during the course of this call, management may make projections or other forward-looking remarks regarding future events or the future financial performance of the Company. We wish to caution you that such statements are predictions based on current expectations and actual results may differ materially as a result of known and unknown risks and uncertainties, including but not limited to risks and uncertainties relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this call relating to the expected benefits of the contemplated merger are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of Clarent and ACT Networks, unanticipated expenditures, changing relationships with customers, suppliers and

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 2 of 11

strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by Clarent and ACT Networks, with the Securities and Exchange Commission. These documents contain information on important factors that could cause actual results to differ materially from those that may be anticipated by any forward-looking statements made by the Company.



Now I would like to turn the call over to Jerry Chang, Co-Founder, President and Chief Executive Officer of Clarent Corporation...Jerry?

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 3 of 11

WELCOME AND INTRODUCTION (JERRY)
---------------------------------

Thank you Jason and good morning everyone. Thank you for joining us today as we announce Clarent Corporation's acquisition of ACT Networks. First, I would like to make some comments before turning the call over to Rich Heaps, our COO and CFO and to Andre de Fusco, ACT Networks' CEO and President.

MAJOR MESSAGES - JERRY
----------------------

     This morning Clarent announced that it has signed a definitive agreement to purchase ACT Networks. The acquisition is expected to complete during 3Q2000, contingent upon receiving approval of ACT Networks' shareholders and other closing conditions.

     Clarent is very pleased to make this exciting addition to the Clarent family. ACT Networks will bring four important assets to Clarent. First, we believe that ACT Network's products will add depth and breadth to Clarent's product line. Second, the company has a blue chip service provider and enterprise set of customers and users which we believe will increase Clarent's overall product penetration in the integrated IP communications market; third, ACT adds complementary distribution channels and direct sales personnel which we believe will immediately expand Clarent's market coverage; and finally, ACT has a highly talented employee base which should enhance Clarent's ability to execute and deliver on the growing opportunity in front of us. Rich and Andre will address these benefits in greater detail.

     I am greatly looking forward to integrating our products and employee teams together and, with these new assets, to further increasing Clarent's leadership in the IP communications marketplace. With that, I'd like to turn the call over to Rich.

The deal and its benefits (Rich)
--------------------------------

Thank you Jerry and good morning everyone.

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 4 of 11

  First let me discuss the terms of the agreement. Under the agreement, Clarent common stock with an aggregate value of approximately $189 million based on yesterday's price will be exchanged for all outstanding shares of ACT Networks and all ACT Networks options shall be assumed. The transaction, which we expect will be accounted for as a purchase, is intended to be tax-free to shareholders and calls for each share of ACT Networks at closing to be exchanged into 0.2546 of a share of Clarent. The exchange ratio will be subject to a "collar" providing a maximum and minimum value to be exchange for each share of ACT Networks at closing of $18.00 and $14.00, respectively.

  The acquisition has been approved by the boards of directors of both companies and is expected to close in the third quarter of 2000. This transaction is subject to various closing conditions, including the approval of ACT Networks' shareholders and termination of the necessary waiting period under the Hart-Scott-Rodino Act.



  Finally, based on yesterday's closing price on Clarent stock, ACT shareholders' are expected to own approximately 7% of the combined company, following the completion of this acquisition.

  Now let me expand on the benefits that Jerry highlighted before turning it over to Andre for a perspective from ACT. We believe that service providers and their enterprise customers require solutions that address their needs for voice/data convergence, scalability and cost-effectiveness. We believe that this combination will enable the combined company to better serve these needs for our expanded customer base.


Product Synergies
-----------------

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 5 of 11

  Let's first discuss the synergies of our product lines. ACT Networks provides a broad range of packet communications products, with a historical focus on the migration of legacy ATM and frame relay systems to the world of IP.

  The first synergy is to augment the Clarent IP telephony products that service providers can offer to enterprises. ACT has a cost-effective enterprise IP telephony gateway that embeds direct IP network access and routing. We believe this turnkey enterprise functionality will appeal to Clarent's carrier customers who want to bring enterprise service offerings to their customers.

  The second synergy is product transition. Many of ACT's customers, who today primarily use ACT's frame relay and ATM technologies, are interested in migrating to IP telephony solutions. Clarent offers an industry leading IP telephony solution that can serve as a migration path for ACT's service provider customer base.

  The third synergy is the pairing up of Clarent's industry leading integrated IP communications network management and centralized command and control products with ACT's access and transport products. We believe that the Clarent Command Center, Clarent Connect, and other Clarent back-end software products can be built to manage a network of ACT packet telephony products. Clarent and ACT have begun the initial work to internally demonstrate interoperability between the Clarent Command Center and ACT's SX-10 product.

Customer Synergies
------------------

          If we look at customer synergies in this deal, it is important to note that the installed base of service provider customers between the two companies is expected to include as many as 300 service providers. The customer strategy here is to more completely address the overall systems needs of customers implementing converged voice and data applications and to offer a range of packet technologies and to provide a migration path for ACT's current ATM and frame relay customers to upgrade to IP. The customer strategy is also to provide an turnkey IP telephony and IP network connectivity solution that service providers can offer to enterprises to allow those enterprises to hook
into the service providers' global networks.   The combined service provider

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 6 of 11

customer base could create a greater base of Clarent global service provider customers who can partner with each other to exchange minutes traffic.

Employee Expansion
------------------

          ACT will augment Clarent's employee base of approximately 370 by bringing a very talented group of approximately 220 people, primarily located at the company's headquarters in Calabasas, California (which is in the San Fernando Valley North of Los Angeles) and also in the company's satellite development offices in Montreal, Quebec and in Manassas, Virginia. Because the company has focused on developing and marketing packet telephony and communications products, the sales, marketing, research, development, technical support and operations skills between the two companies are very compatible.
As soon as is feasible, Clarent plans to integrate its development activities with those of the ACT Networks team, with initial focus on providing additional function and focus to our next generation, high-density IP telephony and communications platform.

Distribution Channel Synergy
----------------------------

          As we have emphasized in previous conference calls, Clarent is committed to increasing its market coverage globally. ACT has a strong direct sales organization in Latin America, where we had previously planned to add significant resources this year. ACT also brings a worldwide partner and distribution network that complements Clarent's direct sales and partner network. We believe the combined teams should be able to increase sales of both products globally and immediately provide greater coverage of the market.

          The bottom line is that our product lines, employee skill sets, and market coverage are complementary and, we believe, offer immediately available synergies. We believe we can immediately accelerate Clarent's market position by the joining of our two organizations.

Organizational Structure
------------------------

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 7 of 11

          Let me now comment on the organizational structure. As soon as the transaction closes, ACT will become a subsidiary of Clarent Corporation -and be
designated as ACT Networks "a Clarent Company."   Andre de Fusco, ACT's CEO and
President, will be the president of this division, reporting to me. The ACT Networks division will keep its primary location in Calabasas.

     Over the next few weeks we will work through the rest of the organizational structure and we anticipate some cross reporting relationships occurring most quickly in the research and development and sales organizations.

Hand the Call to Andre
----------------------

      I'd like to now hand the call to Andre de Fusco for his insights on the relationship. Andre?

Conclusion and Hand the Call to Andre.
-------------------------------------

      Good morning everyone and thank you for joining us. First of all, I'd like to say that everyone at ACT is also very excited about this opportunity, which we see as one that will accelerate the growth of Clarents' and ACTs' combined businesses as well as provide our customers with the best and broadest portfolio of convergent network solutions. History has shown that companies with vision truly create value for customers, their employees and also for shareholders. Our partnership with Clarent is part of that shared vision. We see numerous benefits resulting from this partnership.

        In addition to the benefits cited by Jerry and Rich, we believe the relationship will allow the combined company to accelerate product innovation. By pooling resources with Clarent, we expect our combined product and marketing
efforts will better meet the product needs of our customers.   We believe that
both companies are very strong in understanding packet telephony and telecommunications transmission over data networks. As Rich mentioned, we believe both teams

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 8 of 11

working together can improve time to market and overall functionality of Clarent's next generation IP telephony and communications platform.

          Also, we believe that Clarent should be able to take advantage of some of the strategic partnerships that ACT has in place, including those with Lucent Technologies domestically and abroad, FORE Systems/Marconi, Sumitomo in Japan, and Impsat in Latin America. We believe ACT's strategic accounts and channel partners will also welcome the breadth of the combined companies' product portfolio and service capabilities. Combined, we believe that Clarent and ACT will be better equipped to take on the competition.

  And now I'd like to turn the call back over to Rich and Jerry.



JERRY:
------
Thank you Andre. I have been speaking recently about how convergence is happening quickly in the core, or "inside" of the telecommunications network, and how it will soon move to the edge, or local loop, or "outside" of the network. My final comment before questions is that we believe that the ACT products, and the integration of them with the Clarent Command Center and other industry-leading Clarent IP telephony transport and middleware products, will allow the combined company to provide a more complete product line and to enhance our leadership position in the rapidly emerging world of converged voice and data communications.

Without further comment, we would now like to turn the call over to the operator for a question and answer period.

QUESTIONS AND ANSWERS
----------------------
At the conclusion of the Q&A session, the operator will turn the call back over to management.

CLOSING REMARKS  [RICH]
-----------------------

Thanks for your attendance today. For anyone who missed portions of the call, there will be a web playback available for a limited time on our web site starting later today at

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 9 of 11

www.clarent.com. Jerry, Andre and I will be in the office for the rest of the day to answer any questions that you might have. Thank you.

                                     # # #

Additional Information and Where to Find It
-------------------------------------------

     Clarent plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Clarent and ACT Networks expect to mail a Proxy Statement/Prospectus to stockholders of ACT Networks containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Clarent, ACT Networks, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Clarent by mail to Clarent Corporation, 700 Chesapeake Drive, Redwood City, California, 94063, Attention: Investor Relations, telephone: (650) 817-3999.

     In addition to the Registration Statement and the Proxy Statement/Prospectus, Clarent and ACT Networks file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Clarent or ACT Networks at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Clarent's and ACT Networks' filings with the Commission are also available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http://www.sec.gov.

Solicitation of Proxies; Interests of Certain Persons in the Merger.
----------------------------------------------------------------------

     ACT Networks will be, and certain other persons named below may be, soliciting proxies from ACT Networks stockholders in favor of the adoption of the merger agreement. The directors and executive officers of ACT Networks and the directors and executive officers of

Clarent Corp.
Acquisition of ACT Networks Investor Script
May 2, 2000
Page 10 of 11

Clarent may be deemed to be participants in ACT Networks' solicitation of proxies.

The following are the directors and executive officers of ACT Networks:

Name                                  Position
----                                  --------
Andre de Fusco              President, Chief Executive Officer, and Director
William W. Ambrose          Director
Archibald J. McGill         Director
Frederick W. Gluck          Director
Robert Musslewhite          Director
Dave Weisman                Vice President, Marketing
Alain Gravel                Vice President, Engineering
Robert J. Faulk             Chief Financial Officer and Vice President, Finance
Eric Grubel                 Vice President, Worldwide Sales
Ramin Sadr                  Chief Technology Officer


The following are the directors and executive officers of Clarent:

Name                                      Position
----                                      --------
Jerry Shaw-Yau Chang     Chief Executive Officer, President and Director
Michael F. Vargo         Senior Vice President, Chief Technology Officer and
                         Director
William R. Pape          Director
Wen Chang Ko             Director
Syaru Shirley Lin        Director
Richard J. Heaps         Chief Operating Officer, Chief Financial Officer,
                         General Counsel and Secretary
Mark E. McIlvane         Senior Vice President, Worldwide Sales
Heidi H. Bersin          Senior Vice President, Corporate Marketing and
                         Communications
Mong Hong (Mahan) Wu     Senior Vice President and General Manager, Asia
                         Pacific
Peter K. Bohacek         Senior Vice President, Business Development and Product
                         Marketing

Clarent Corp.
Acquisition of ACT Networks Investors Script
May 2, 2000
Page 11 of 11

  The directors and executive officers of ACT Networks have interests in the merger, some of which may differ from, or may be in addition to, those of ACT Networks' stockholders generally. Those interests include:

* in connection with the merger, Andre de Fusco, Alain Gravel, and certain key engineers have entered or will enter into employment and noncompetition agreements with Clarent;

* certain of the directors and executive officers of ACT Networks may own options to purchase shares of ACT Networks common stock which will become vested and exercisable in connection with the merger;

* certain of the directors and executive officers of ACT Networks are covered by severance plans that are triggered in connection with the merger; and

* Clarent has agreed to provide indemnification and director and officer liability insurance coverage to the directors and executive officers of ACT Networks following the merger.